Exhibit 99.1

11 May 2023

OKYO Pharma Limited

(“OKYO” or “Company”)

Change of Delisting Date to 22 May 2023

The board of directors of OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO), announces that it has delayed the date on which the cancellation of its ordinary shares of no par value each (“Ordinary Shares”) from listing on the standard segment of the FCA’s Official List and trading on the main market for listed securities of the LSE (“Main Market”) (“Delisting”) will take place until Monday, 22 May 2023. This is a facilitate late transfers of certificated positions into CREST ahead of the Delisting.

The Delisting will have no impact on the Company’s American Depositary Shares (“ADSs”) (each currently representing 65 Ordinary Shares) which are traded on Nasdaq.

The securities to which the Delisting relates are the Ordinary Shares of OKYO Pharma Limited with ISIN GG00BD3FV870. Following the Delisting, it will no longer be possible to trade the Ordinary Shares on the Main Market or any other market of the LSE.

Information for holders through CREST

Following the share consolidation (which will take place on the Delisting Date), holders of the Company’s ordinary shares in CREST will receive a CDI (a CREST depositary interest issued by Euroclear) into their CREST account, with each CDI representing one new ordinary share. The CDIs can be exchanged for the new ordinary shares within the CREST system. Full instructions will be posted to the Company’s website when Delisting has occurred.

Information for holders in certificated form

For persons who currently hold Ordinary Shares in certificated form, these shareholders will receive a “DRS Statement” from the Company’s US transfer agent, by post. The DRS Statement will explain how to dematerialise the underlying shares into a trading account. ANY SHAREHOLDERS WHO CURRENTLY HOLD ORDINARY SHARES IN CERTIFICATED FORM ARE URGED TO SPEAK TO THEIR STOCKBROKER OR SHARE DEALING PLATFORM AND TO MOVE THEIR CERTIFICATED ORDINARY SHARES INTO CREST PRIOR TO THE DELISTING DATE. THIS WILL SUBSTANTIALLY SIMPLIFY THE PROCESS FOR RECEIVING NASDAQ TRADED ORDINARY SHARES. ANY HOLDER OF CERTIFICATED ORDINARY SHARES SHOULD ALSO ENSURE THAT THE COMPANY’S REGISTRAR HAS FULLY UP-TO-DATE INFORMATION AS TO THEIR CURRENT ADDRESS AS DRS STATEMENTS CANNOT EASILY BE REISSUED.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379

Investor Relations	Paul Spencer	+44 (0)20 7495 2379

Optiva Securities Limited (Broker)	Robert Emmet	+44 (0)20 3981 4173